UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER   001-33179
CUSIP NUMBER   Y0017S102
(Check one):                          ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:   December 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
AEGEAN MARINE PETROLEUM NETWORK INC.
 Full Name of Registrant
                   N/A
 Former Name if Applicable
10, Akti Kondili
Address of Principal Executive Office (Street and Number)
Piraeus 185 45 Athens, Greece
 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Aegean Marine Petroleum Network Inc. (the "Company") is unable to file with the U.S. Securities and Exchange Commission (the "Commission"), without unreasonable effort or expense, its annual report on Form 20-F for the year ended December 31, 2014 (the "Annual Report") prior to April 30, 2015, the prescribed due date for such filing.  As disclosed in the Company's report on Form 6-K, which was furnished to the Commission on November 12, 2013, the Company and Hess Corporation ("Hess") entered into a transaction agreement, dated as of November 12, 2013, pursuant to which the Company acquired in December 2013 Hess's U.S. East Coast bunkering operations and associated assets (the "Hess Bunkering Operations"), which was, at the time, the leading marketer of marine fuels along the U.S. East Coast.  The Hess Bunkering Operations and associated assets supply the heavily trafficked ports of New York, Philadelphia, Baltimore, Norfolk and Charleston.  In addition, during December 2014 and January 2015, the Company commenced new operations in the Gulf of Mexico, Germany, and Russia and on the West Coast of the United States.  Due to the extensive and complex nature of the acquisition of the Hess Bunkering Operations and the expansion of the Company's operations into new jurisdictions, the Company was delayed in transitioning to the 2013 Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework and applying the new framework to the Company's key controls.  In addition, significant management time and resources were diverted from the Company's normal process of reviewing and completing the Annual Report.  Accordingly, the Company cannot, without unreasonable effort or expense, file its Annual Report on or prior to the prescribed due date of April 30, 2015.  The Company intends to file the Annual Report, along with the audited financial statements, as promptly as practicable, and expects that such filing will be made on or before the 15th calendar day following the prescribed due date of the Company's Annual Report.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

E. Nikolas Tavlarios	212	763-5659
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company's results of operations from the year ended December 31, 2013 to the year ended December 31, 2014 are reflected in its unaudited consolidated financial results for the fiscal year ended December 31, 2014 as announced in the Company's press release dated March 16, 2015. The press release was furnished to the Securities and Exchange Commission on the Company's report on Form 6-K on the same date.

AEGEAN MARINE PETROLEUM NETWORK INC.
 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2015	By:	/s/ Spyros Gianniotis
	Name:	Spyros Gianniotis
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).